UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 6)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

COCA-COLA CONSOLIDATED, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $1.00 par value

(Title of Class of Securities)

191098102

(CUSIP Number of Class of Securities)

E. Beauregarde Fisher III, Esq.

Executive Vice President, General Counsel and Secretary

Coca-Cola Consolidated, Inc.

4100 Coca-Cola Plaza

Charlotte, North Carolina 28211

(980) 392-8298

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Brian M. Janson, Esq.

Jeffrey D. Marell, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 6 TO SCHEDULE TO

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Coca-Cola Consolidated, Inc., a Delaware corporation (“Coca-Cola Consolidated” or the “Company”), on May 20, 2024 (together with any amendments or supplements thereto, the “Schedule TO”) in connection with the Company’s offer to purchase for cash up to $2,000 million in value of shares of its issued and outstanding Common Stock, par value $1.00 per share, at a price of not less than $850 nor greater than $925 per share upon the terms and subject to the conditions described in the Offer to Purchase, dated May 20, 2024 (the “Offer to Purchase”), a copy of which was filed as
Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

This Amendment No. 6 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended. Only those items amended or supplemented are reported in this Amendment No. 6. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 6 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 6 together with the Schedule TO and all exhibits attached thereto, including the Offer to Purchase and the Letter of Transmittal, as each may be amended or supplemented from time to time.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On June 21, 2024, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on June 18, 2024. Based on the final count by the Depositary, a total of 14,391.481 shares of Common Stock were validly tendered and not validly withdrawn in the Offer. The press release also announced the number of shares of Common Stock the Company expects to purchase from CCCBI on the 11th business day following the expiration of the Offer pursuant to the purchase agreement, dated May 6, 2024, by and between the Company and CCCBI. A copy of the press release is filed as Exhibit (a)(5)(D) to this Amendment No. 6 and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(D)  Press release issued by Coca-Cola Consolidated, Inc., dated June 21, 2024.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2024
COCA-COLA CONSOLIDATED, INC.

	By:	/s/ F. Scott Anthony
	Name:	F. Scott Anthony
	Title:	Executive Vice President and Chief Financial Officer